April 1, 2013

Loan Lauren P. Nguyen

Special Counsel

Ada D. Sarmento

Theresa Messinese

Lyn Shenk

Re:

Bigfoot Project Investments Inc.

Registration Statement on Form S-1

Filed February 15, 2013

File No. 333-186706

Dear Ms. Nguyen:

Please find below the Company’s response to your comment letter of March 14, 2013.

General

1. Please note that the prospectus should accurately describe your company as of the time of effectiveness. The prospectus should not unduly focus on or disproportionately emphasize your future plans or aspirations. Accordingly, please substantially revise the entire document so that it accurately presents your current situation. You may discuss what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you revise this prospectus.

Revised to focus on the current state of the Company.

2. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

Dealer prospectus delivery obligation added.

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

· Describe how and when a company may lose emerging growth company status;

· Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

· State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications being presented to potential investors.   Upon effectiveness, this prospectus will be presented to potential investors.     To the Company’s best knowledge there are no research reports regarding the Company.

5. We note your disclosure in several places in the prospectus that you have not generated any revenues yet your financial statements reflect $476 of revenue was generated through October 31, 2012. Please reconcile.

Revised to reflect minimal revenue.

6. We note that you compensated your directors and officers for their services in 2011 using common stock yet there is no Summary Compensation Table or Director Compensation Table disclosure. Please revise to include such disclosure.

Revised.

7. Please disclose whether your directors are independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Disclosure added that the directors are not independent.

8. Certain sections of the prospectus have been repeated. For example, on pages 24-26 there are duplicate sections regarding employees, facilities, liquidity and capital resources and limited operating history. Please revise.

Revised to avoid repetition.

Registration Statement Cover Page

9. Please revise your company name here and throughout the filing to match exactly your name as provided in your articles of incorporation.

Revised for consistency.

10. Please revise the cover page to include all of the information that is required for Form S-1 such as your filing status as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Form S-1.

Revised.

11. In the registration fee table, please clarify that common stock is being registered for sale by the selling shareholders. Also revise the prospectus cover page accordingly.

Revised to so clarify.

Prospectus Cover Page

12. As disclosed on page 17, please revise to disclose here that a subscriber has the ability to revoke his or her subscription.

Disclosure added.

13. Please highlight the cross-reference to the Risk Factors section using prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

Risk Factor highlighted.

14. Please reconcile the amount of the offering expenses disclosed here, in the Prospectus Summary and the Use of Proceeds sections with the amount shown on page II-1.

Reconciled.

15. Please revise the table included on this page to reflect this information if the maximum amount of the offering were to be sold. Also, please substantially revise to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings.

Revised for maximum and clarification.

Prospectus Summary, page 5

16. Please disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. As these materials appear to be your main assets, please revise the summary to briefly describe the assets that you currently possess and the projects that you are working on.

Asset disclosure added to summary.

17. Your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

Going concern disclosure added.

18. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital. Also disclose in the summary whether you have generated any revenues.

Cash on hand and minimal revenue disclosure added.

19. Please revise the summary to briefly describe the steps that you have taken to date to commence your business. Disclose any movies, DVDs or other projects that you have produced to date so that investors may have a better understanding of your current operations.

We are a development stage company who has, over the past year, developed nine DVD Movies; eight have been completed for distribution, and one is currently in the final stages of completion for distribution. We have established a contract with a Media Marketing Distribution Company (The Bosko Group), who has contracted six of the nine DVD movies to Channel Sources (a major DVD distributor) and Gravitas Ventures (a major VOD Distributor).  We have minimal assets, and have incurred losses since inception.

20. Please revise the use of proceeds to fully reflect the categories of uses of proceeds or provide a cross-reference to the discussion on page 12.

Cross reference added.

21. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.10 and assuming all newly offered shares are sold and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date.

Revised to disclose (a) the implied aggregate price of our common stock based on the offering price of $0.10 and assuming all newly offered shares are sold and (b) our total stockholders’ equity (deficit) as of the latest balance sheet date.

Selected Financial Data, page 6

22. Please remove the label “Audited” from the October 31, 2012 interim balance sheet and income statement information presented here as it does not appear that this information has been audited.

Audited label removed.

Risk Factors, page 7

23. Please revise this section so that there is a separate bold heading that adequately describes each risk factor followed by a discussion disclosing the attendant risks for the risk factor as required by Item 503(c) of Regulation S-K.

Headings revised.

24. There appears to be several boilerplate risk factors included in this section such as changes to government regulation and internet usage. Please review your risk factors and revise to discuss how these risks specifically relate to your business.

Reviewed and revised.

25. Please include a risk factor quantifying the anticipated costs of being a public company and disclose that those expenses will be an additional challenge to profitability.

Risk factor added.

We lack an operating history and have losses, page 7

26. Please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

The Company can continue to operate at its current minimal level without any additional capital for the foreseeable future.

We may be unable to protect the intellectual property rights that we have, page 7

27. Please describe what intellectual property rights, if any, you currently have in this risk factor.

Revised to disclose copyrights etc.  We own copyrights on DVD Movies Bigfoot Lives and Anatomy of a Bigfoot Hoax.  Copyrights are pending for DVD Movies  Legend of Bigfoot, In the Shadow of Bigfoot, Bigfoot Alive in 82, Bigfoot Lives-2, Bigfoot Lives-3, Hoax of the Century, and Pursuit (The Search for Bigfoot).

Changing consumer preferences will require periodic revising, page 8

28. The risks disclosed in the fourth paragraph do not appear to be related to the risks under this risk factor heading. Please revise.

Revised.

Because our officers and directors do not have prior experience in financial reporting, page 9

29. We note your reference to the “Security Act of 1934.” Please explain or revise.

Revised to Securities and Exchange act of 1934.

Use of Proceeds, page 12

30. Please indicate the order of priority for the use of proceeds if less than the maximum amount of securities are sold and discuss your plans if less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

Priority being inventory disclosed.

31. Please revise to describe what ‘concepts development’ means.

Deleted

32. We note your disclosure that this offering does not involve underwriters other than your selling shareholders or broker-dealers. However, your disclosure under the “Plan of Distribution” section on page 13 indicates that broker-dealers are not involved in this offering. Please reconcile.

Reference to broker-dealers deleted.

Plan of Distribution, page 13

33. Please reconcile the number of shares being offered by the selling shareholders listed elsewhere in the prospectus with the number disclosed in this section.

Revised for consistency.

34. Please revise to clarify that subscribers will not receive any interest on the funds held until the minimum offering amount is achieved.

Revised to clarify that no interest will be paid.

List of Selling Shareholders, page 15

35. We note your disclosure that “no selling shareholder has, or had, any material relationship with our officers or directors.” However, seven of the selling shareholders appear to be your officers and directors and one appears to be related to your President. Please revise to indicate the nature of any position, office or other material relationship that the selling shareholders have had with you within the past three years as required by Item 507 of Regulation S-K.

Revised to disclose relationships.

36. Please revise to name in a footnote the control person of each of Equity Consultants and R4 Services.

Revised to disclose relationships.

37. We note the disclosure that the selling shareholders will offer their shares at a “fixed price of $.10 per share for the duration of the offering.” However, disclosure on page 15 appears to state that the selling shareholders may sell their shares at prices to be determined if and when your common stock becomes quoted on the OTC Bulletin Board. If applicable, please clarify that you will apply for quotation only after the offering has concluded. Please reconcile.

Revised to clarify that the Company will apply for quotation only after the offering has concluded and for consistency.

Business, page 17

38. Please revise this entire section so that it provides a better sense of what your company and its products are. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. Please revise to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products. Will you buy films and then work on distributing them? Have you closed on the acquisition of “Searching for Bigfoot, Inc.”? Will you also produce your own films? Will you generate revenue solely from DVD and video on demand sales? If so, would you receive a percentage of the sales? Have you secured any movies to be marketed on DVD and Video on Demand? What is the purpose of the collection of artifacts? Will they be used in future movies or will they be sold as another part of your business? Please revise extensively to provide investors with a better understanding of what the actual investment risks and opportunities are. Consider the individual questions above as offering some assistance as you undertake the task of producing a prospectus which will be of use to investors considering an investment in your enterprise.

Revised for clarification.

39. Please remove references to specific companies such as Amazon, Netflix, ITunes and Sony Playstation unless you have an executed agreement currently in effect. There are also references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. To the extent any of these contracts is material to you, please file a copy as a material contract.

Revised.

40. You disclose here that based on the successful pilot episode with Lions Gate Television a contract will be offered for eight episodes of the reality show with Searching for Bigfoot Inc. Please update to disclose where you are in the process of finalizing this transaction and explain how you will generate revenues from this project.

As of 15 January 2013, a pilot episode was completed with the Reality Cable TV Lions Gate Television. The Pilot Episode is scheduled to air at the end of April 2013 on the Syfy cable TV network. If the Pilot Episode is successful, based on media ratings,  a contract will be offered initially for eight episodes of the reality show.  Revenues of this project will be based on negotiated terms of the contract for each episode.

41. We note that you plan to continue to “amass artifacts and a media stockpile of intellectual and physical properties.” Please revise to describe the items that you are in the process of acquiring. Please revise throughout the prospectus to refrain from using terms such as “stockpile” to describe your assets and properties as such terms do not adequately describe your assets.

We plan to continue to amass artifacts (footprint castings, skeletal, hair, skin, blood and other creature remains),  and media products such as DVD videos, photographs, audio and Written documents, Televised, and Movie media events from our continued Bigfoot Expeditions throughout the United States and Canada.  Additionally we will negotiate and purchase intellectual and physical properties relating to the creature as opportunities become available that will continue to feed the development of projects for the future.

42. We note per the paragraph on the top of page 18 that on January 11, 2013 the Board of Directors passed a resolution to acquire Searching for Bigfoot, Inc. and all the projects and assets currently owned by this company; however, there is no further information throughout the filing or any additional reference to this purchase. Please tell us and revise to disclose the details of this purchase including but not limited to the purchase price and the source of purchase funds. Your Plan of Operations and Liquidity sections should also reflect this purchase as we note several projects per page 21 and no reference to these projects within MD&A. Finally, disclosure should be presented regarding this purchase in the subsequent event footnote to your financial statements as required by ASC 855.

Revised to disclose that stock was paid for this purchase.

Current Entertainment Market Trends, page 18

43. Significant portions of your disclosure in this section describe the entertainment market trends. This prospectus relates specifically to the sale of your securities, and the presentation of entertainment trends and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations. Please revise to include a more detailed discussion of your reasonable expectation of how these trends will affect your business.

Revised to clarify and some parts deleted.

44. We note numerous claims and projections in this section such as how certain sectors in your industry are “buffered” from the economic crisis and how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

Clarified that such statements are the beliefs of management.

The Bigfoot Media Projection, page 20

45. We note certain statements in the first paragraph such as the “worldwide awareness” of Bigfoot. Please revise to clarify that this is the belief of management.

Clarified that such statement is the belief of management.

The Bigfoot 3D Movie Project, page 21

46. We note marketing language such as your claim that Bigfoot has a “huge fan base” “for one of the most recognizable creatures in history.” We further note other statements such as the claim that your upcoming project is a “blockbuster” and is “literally distribution gold.” Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Deleted.

2013-Big Project Projection “Pursuit”, page 23

47. Please tell us whether you have an agreement in place with Eduardo Sanchez to be a part of this project. If so, please file a copy as a material contract. If not, please discuss where you are in the process to secure his participation.

Revised as follows:

The upcoming project, Pursuit is expected to do well in the markets. This is based on projections from The Bosko Group, our distribution marketing company.  Based on their experience it is their opinion that the “found footage” genre is constantly growing, and to combine this popular film making approach with the appeal of Bigfoot hunting significantly enhances marketability.  In addition to creating a found footage movie with dates, places and people that can actually be researched by audiences, we have an ongoing relationship with Eduardo Sanchez of Blair Witch Project fame, and director of the upcoming Exists (his own found-footage Bigfoot film).  Mr. Sanchez has signed a Non-Disclosure Agreement with us and we are currently in negotiations with him to determine the degree of involvement that he will have in our DVD project Pursuit.

Proprietary Rights Of Our Projects, page 23

48. Please specify which movies have already been copyrighted, which have copyrights pending and whether you own those copyrights. As applicable, please revise the Risk Factors section.

We have copyrights and copyrights pending for nine DVD movies. We own the copyrights on DVD Movies Bigfoot Lives and Anatomy of a Bigfoot Hoax.  Copyrights are pending for DVD Movies Legend of Bigfoot, In the Shadow of Bigfoot, Bigfoot Alive in 82, Bigfoot Lives-2, Bigfoot Lives-3, Hoax of the Century, and Pursuit (The Search for Bigfoot).

49. It is unclear how the dinosaur fossil relates to your business and why it is material to investors to disclose it. Please revise to explain. To the extent that it is material to your business, please file a copy of the contract with the Blackfeet Nation as a material contract.

We have proprietary rights with a contract letter from the Blackfeet Nation in Browning Montana to sell a dinosaur fossil.  The fossil is a material artifact that was transferred to Bigfoot Project Investments Inc. through the acquisition of Searching for Bigfoot Inc. which has value as an asset. The profits from the sale of the fossil will be transferred to Bigfoot Project Investments Inc. There are also agreements with The Bosko Group, and Channel Sources DVD distribution chain to sell four of nine DVD movies the other five movies are currently being added to the agreement. The Bosko Group also has an agreement with Gravitas VOD for the same four movies in which the remaining five movies are currently being added to the agreement.

Employees, page 25

50. Please state the number of employees that you have keeping in mind that directors are not considered employees of a company if they are acting solely in their capacity as such and please state how many of those employees are employed on a full-time basis.

No full time employee other than officers and directors.

Limited Operating History; Need for Additional Capital, page 24

51. Please revise the last sentence to clarify that the statement is a belief of management as you cannot provide any guarantee on any future financings.

Revised to clarify that the statement is a belief of management as you cannot provide any guarantee on any future financings.

Management’s Discussion and Analysis, page 25

Plan of Operation, page 25

52. Please revise to include a more detailed plan of operations to include specific information about the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to generate additional revenue.

Revised for clarification.

Liquidity and Capital Resources, page 26

53. Please revise to disclose how long you can continue to operate with your existing funding resources.

Revised to indicate that the Company can continue to operate at its current minimum level indefinitely with its existing funding resources.

54. We note in the financial statements that there is a $9,000 loan from a shareholder and director. Please disclose that fact and the terms of the loan in this section and in Certain Relationships and Related Party Transactions.

Disclosure added.

Security Ownership of Certain Beneficial Owners and Management, page 27

55. Please indicate who the directors and named executive officers are in the table. Please also disclose as a separate line item the amount of securities held by your directors and executive officers as a group without naming them but note the number of individuals in that group. You do not need to show how many shares will be owned before and after the offering in this table. However, such information should be disclosed in the selling shareholders table on page 15. Please revise this table and the selling shareholders table accordingly. Refer to Item 403 of Regulation S-K.

Revised.

56. We note that there are seven individuals or companies in the table who do not own more than 5% of your common stock. If they are not directors or named executive officers, they do not need to be disclosed individually as separate line items. Please revise.

Removed.

57. Please revise footnote 3 as it is incomplete.

Revised.

Management, page 28

58. Please revise to disclose when each of the directors was elected to the board and the term of office for each of the executive officers and the period during which they have served as such.

Revised to disclose that they were all elected upon the formation of the Company and that the directors serve for yearly periods.

59. Please state the nature of any family relationship between any director or executive officer. See Item 401(d) of Regulation S-K.

None.

60. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Revised for clarification.

61. Please revise to disclose, on an individual basis, the particular and specific experience, qualifications, attributes or skills that led the board to conclude that each director should serve as a director of the company.

Revised for clarification.

Market for Common Equity and Related Shareholders Matters, page 34

62. Please correct the address of the Public Reference Room to 100 F Street, N.E.

Revised to correct the address of the Public Reference Room to 100 F Street, N.E.

Description of Securities, page 34

Shares Eligible for Future Sale, page 35

63. As the securities registered pursuant to this registration statement will no longer be restricted securities, please remove this section.

Removed.

Interests of Named Experts and Counsel, page 36

64. Please revise to update the reference from Regulation S-B to Regulation S-K.

Updated to S-K.

Certain Relationships and Related Transactions, page 36

65. Please specify which officers and directors were issued shares in the November 30, 2011 offering in this section, and please disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you. If these transactions are meant to reflect the same transactions disclosed in the Recent Unregistered Sales of Securities section, please reconcile the dates of the transactions listed here and in that section.

Disclosure added and dates reconciled.

Disclosure of Commission Position…, page 36

66. There are references to a Certificate of Formation in this section. Please revise to reference Articles of Incorporation. Please also revise the same in the Indemnification section on page 33, the Exhibit Index on page II-2 and the Exhibit 5.1 legal opinion.

Note 1: Summary of Significant Accounting Policies, page F-17

Revised to articles of incorporation.

Revenue Recognition

67. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy. In addition, expand your policy to describe the meaning of “earned”. See ASC 605.

Expanded.

Financial Statements

68. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Updated.

Signatures, page II-4

69. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent that Mr. Biscardi is your principal executive officer, please note that under his signature block. Please also include the signatures of at least a majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.

Revised to include all positions and a majority of the directors.

Exhibit 5.1

70. The opinion states that the law firm rendering the opinion is referenced in the Experts section in the registration statement. However, the firm is only referenced in the Legal Matters section. Please revise accordingly.

Revised to remove reference to Experts section.

71. The opinion states that 26 individual shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise.

Revised to 11.

Exhibit 23.1

72. Please file an updated consent letter from your auditor.

Updated consent included.

Exhibit 99.1

73. Please file the form of subscription agreement as it was not included in the initial filing.

Subscription Agreement included.

Very truly yours,

/s/ Carmine T. Biscardi

Carmine T. Biscardi

President

Bigfoot Project Investments Inc